Exhibit 3.4
FIRST AMENDMENT TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
INVERNESS MEDICAL INNOVATIONS, INC.
PURSUANT TO SECTION 242
OF THE GENERAL CORPORATION LAW OF
THE STATE OF DELAWARE
     Inverness Medical Innovations, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies:
     The Board of Directors of the Corporation, by vote of its members, duly adopted, pursuant to Section 242 of the Delaware General Corporation Law (the “DGCL”), an amendment to the Amended and Restated Certificate of Incorporation of the Corporation filed with the Delaware Secretary of State on November 19, 2001 and declared said amendment to be advisable. The amendment was duly adopted by the affirmative vote of the stockholders in accordance with the provisions of Section 242 of the DGCL.

RESOLVED:	That Article IV of the Amended and Restated Certificate of Incorporation of the Corporation be amended to read as follows:

“The total number of shares of capital stock which the Corporation shall have authority to issue is One Hundred Five Million (105,000,000) shares, of which (i) One Hundred Million (100,000,000) shares shall be a class designated as common stock, par value $0.001 per share (the “Common Stock”), and (ii) Five Million (5,000,000) shares shall be a class designated as preferred stock, par value $0.001 per share (the “Preferred Stock”).”
     IN WITNESS WHEREOF, the Corporation has caused this First Amendment to the Certificate of Incorporation to be executed on its behalf by its Assistant Secretary, Jay McNamara, as of this 14th day of December, 2006.

Inverness Medical Innovations, Inc.

By: Name: Title:	/s/ Jay McNamara Jay McNamara Assistant Secretary